Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

   EntityJurisdiction of Incorporation

Appvion, Inc	Delaware
Appvion Canada, Ltd.	Canada
Appleton Papers de Mexico SA de CV	Mexico
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin
Appvion Receivables Funding I LLC	Delaware
APVN Holdings LLC	Delaware
Appvion Global Netherlands Coӧperatief UA	Netherlands